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                            June 29, 2020

       Trevor Doerksen
       Chief Executive Officer
       Father Time, Inc.
       7111 Hayvenhurst Ave
       Van Nuys, CA 91406

                                                        Re: Father Time, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2020
                                                            File No. 333-238957

       Dear Mr. Doerksen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2020 letter.

       Amendment No. 1 to Form S-1

       Prospectus Summary, page 6

   1. We note your revised disclosure regarding your software licensing agreements in response to prior comment 1.
Please include a discussion of the financial obligations under the licensing agreements.
In this regard, we note that the company is obligated to pay license fees each year to
Mobovivo, Inc. under three separate licensing agreements.
 Trevor Doerksen
Father Time, Inc.
June 29, 2020
Page 2
Risk Factors
Our current president and chief executive officer has other business interests, page 11

2. Given that Trevor Doerksen, your President, is also the Chief Executive Officer of
       Mobovivo, Inc. with whom you have licensing agreements, please revise to specify any material risks related to this relationship. Further, please tell us why you have not disclosed the transactions with Mr. Doerksen and Mobovivo as related party transactions.
       See Item 404(a) of Regulation S-K.
       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameTrevor Doerksen
                                                             Division of
Corporation Finance
Comapany NameFather Time, Inc.
                                                             Office of
Technology
June 29, 2020 Page 2
cc:       Matt McMurdo
FirstName LastName